UNITED STATES
SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 3)*

GMX RESOURCES INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
38011M108
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	38011M108	Page	2	of	6

1.	NAMES OF REPORTING PERSONS. Jefferies Funding LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,209,730 as of December 31, 2010

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		2,209,730 as of December 31, 2010

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,209,730 as of December 31, 2010

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.2%

12.	TYPE OF REPORTING PERSON:

	PN

CUSIP No.:	38011M108	Page	3	of	6

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Jefferies Group, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		0

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,217,821 as of December 31, 2010

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8.	SHARED DISPOSITIVE POWER

		2,217,821 as of December 31, 2010

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,217,821 as of December 31, 2010

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.2%

12.	TYPE OF REPORTING PERSON:

	HC

CUSIP No.:	38011M108	Page	4	of	6
Item 1
(a)	Name of Issuer
GMX Resources Inc.
(b)	Address of Issuer’s Principal Executive Offices
One Benham Place
9400 North Broadway, Suite 600
Oklahoma City, Oklahoma 73114
Item 2
(a)	Name of Person Filing
Jefferies Funding LLC
Jefferies Group, Inc.
(b)	Address of Principal Business Office or, if None, Residence
520 Madison Ave.
New York, New York 10022
(c)	Citizenship
Delaware
(d)	Title of Class of Securities
Common Stock, par value $0.001 per share
(e)	CUSIP Number
38011M108

Item 3	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No.:	38011M108	Page	5	of	6

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership
The following sets forth beneficial ownership information:
(a)	Amount beneficially owned:

(b)	Percent of class:

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or direct the vote:

(iii)	Sole power to dispose or direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of:
Please refer to the information set forth on the cover pages to find the information responsive to this Item 4.
Jefferies Group, Inc. is the parent company of Jefferies Funding LLC. Jefferies Group, Inc. disclaims beneficial ownership over shares held by Jefferies Funding LLC.

Item 5	Ownership of Five Percent or Less of a Class

CUSIP No.:	38011M108	Page	6	of	6
Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8	Identification and Classification of Members of the Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011	Jefferies Funding LLC
/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

Dated: February 10, 2011	Jefferies Group, Inc.
/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

Jefferies Funding LLC and Jefferies Group, Inc. have agreed to jointly file this Schedule.